April 15, 2020

Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549

Attn: Suying Li / Angela Lumley, Office of Trade & Services

Re:	Hewlett Packard Enterprise Company Item 2.02 Form 8-K dated March 3, 2020 File No. 001-37483

Dear Mses. Li and Lumley:

Hewlett Packard Enterprise Company (“HPE,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated April 10, 2020, relating to our Current Report on Form 8-K, filed March 3, 2020. We have set forth below the comment received by the Staff, as well as the Company’s response thereto.

Item 2.02 Form 8-K dated March 3, 2020
Exhibit 99.1, page 1

1. Please revise your disclosure to provide a quantitative reconciliation for your non-GAAP gross margin and free cash flow to their most directly comparable GAAP financial measures as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We acknowledge the Staff’s comment regarding GAAP to non-GAAP reconciliations in connection with our earnings release furnished on Form 8-K filed March 3, 2020. We have expanded the reconciliation tables provided in connection with such earnings release to include quantitative reconciliations of non-GAAP gross margin to GAAP gross margin and free cash flow to cash flow from operations. A draft of these expanded reconciliation tables is attached hereto as Attachment A. We will include these reconciliations with respect to the three months ended January 31, 2020 in the tables accompanying our earnings release to be published with respect to the fiscal quarter ended April 30, 2020, which will be furnished on Form 8-K. We confirm that future discussions of non-GAAP gross margin and free cash flow will be accompanied by quantitative reconciliations to their most directly comparable GAAP financial measures.

Sincerely,

/s/ Tarek Robbiati

Tarek Robbiati
Chief Financial Officer

6280 America Center Drive San Jose, CA 95002 hpe.com

Attachment A

HEWLETT PACKARD ENTERPRISE COMPANY AND SUBSIDIARIES
 ADJUSTMENTS TO GAAP NET EARNINGS, EARNINGS FROM OPERATIONS, OPERATING PROFIT MARGIN,
GROSS PROFIT, GROSS PROFIT MARGIN, CASH FLOW FROM OPERATING ACTIVITIES AND
DILUTED NET EARNINGS PER SHARE
(Unaudited)
(In millions, except percentages and per share amounts)

	Three months ended January 31, 2020	Diluted net earnings per share	Three months ended October 31, 2019	Diluted net earnings per share	Three months ended January 31, 2019	Diluted net earnings per share
GAAP net earnings	$333	$0.25	$480	$0.36	$177	$0.13

Non-GAAP adjustments:
Amortization of initial direct costs	3	—	—	—	—	—
Amortization of intangible assets	120	0.09	68	0.05	72	0.05
Transformation costs	89	0.07	151	0.11	78	0.06
Acquisition, disposition and other related charges(1)	42	0.03	54	0.04	63	0.04
Tax indemnification adjustments	21	0.02	(288)	(0.22)	(219)	(0.16)
Non-service net periodic benefit credit	(37)	(0.03)	(14)	(0.01)	(16)	(0.01)
Loss from equity interests	37	0.03	38	0.03	38	0.03
Adjustments for taxes	(33)	(0.02)	155	0.13	397	0.28
Non-GAAP net earnings	$575	$0.44	$644	$0.49	$590	$0.42

GAAP earnings from operations	$348		$460		$456

Non-GAAP adjustments
Amortization of initial direct costs	3		—		—
Amortization of intangible assets	120		68		72
Transformation costs	89		151		78
Acquisition, disposition and other related charges(1)	42		54		63
Non-GAAP earnings from operations	$602		$733		$669

GAAP operating profit margin	5%		6%		6%
Non-GAAP adjustments	4%		4%		3%
Non-GAAP operating profit margin	9%		10%		9%

GAAP Net revenue	$6,949		$7,215		$7,553
GAAP cost of sales	4,667		4,822		5,207
GAAP gross profit	$2,282		$2,393		$2,346

Non-GAAP adjustments
Amortization of initial direct costs	$3		$—		$—
Acquisition, disposition and other related charges(1)	20		7		—
Non-GAAP gross profit	$2,305		$2,400		$2,346

GAAP gross profit margin	32.8%		33.2%		31.1%
Non-GAAP adjustments	0.4%		0.1%		—%
Non-GAAP gross profit margin	33.2%		33.3%		31.1%

Net cash (used in) provided by operating activities	$(79)		$1,432		$382
Investment in property, plant and equipment	(568)		(703)		(729)
Proceeds from sale of property, plant and equipment	462		149		157
Free cash flow	$(185)		$878		$(190)

(1) Three months ended January 31, 2020 and October 31, 2019 includes Acquisition, disposition and other related charges of $20 million and $7 million, respectively, related to a non-cash inventory fair value adjustment in connection with the acquisition of Cray, Inc., which was included in Cost of Sales.